Via EDGAR

November 24, 2021

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Debt Solutions BDC
File No. 814-01424
Filing of Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of Apollo Debt Solutions BDC (the “Company”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)

a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Company (as defined in the 1940 Act) approving the amount, type, form and coverage of the fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Company’s insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Company would have provided and maintained a single insured bond in the amount of at least $1 million had it not been insured under a joint insured bond. The Company has paid a premium for a $2.5 million bond for the policy period, August 4, 2021 through August 4, 2022.

If you have any questions, please do not hesitate to contact me at 212.822.0456.

Kind regards,

/s/ Joseph D. Glatt

Joseph D. Glatt

Chief Legal Officer and Secretary

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Debt Solutions BDC, a Delaware statutory trust (the “Company”), does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Company, including a majority of the Board of the Trustees who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period August 4, 2021 to August 4, 2022.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 24th day of November, 2021.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary

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